Exhibit 99.1

EndoChoice Acquisition

MANAGER TOOLKIT

September 27, 2016

Intent: The purpose of this document is to provide managers with talking points and responses to frequently asked questions regarding the announcement of the planned acquisition of EndoChoice. This document is for internal use only. Please note that per company policy, all media inquiries for Boston Scientific should be addressed by Kelly Leadem, Vice President, Corporate Communications. Kelly can be reached at Kelly.Leadem@bsci.com or +1 508 683 5543. Media inquiries for EndoChoice should be made to David Gill, President & CFO, David.Gill@EndoChoice.com or 678-585-1040.

OVERVIEW

On September 27, 2016, Boston Scientific announced it has signed a definitive agreement to acquire EndoChoice Holdings, Inc. a medical device company focused exclusively on development and commercialization of innovative products and services for gastroenterology healthcare providers. The EndoChoice portfolio includes single-use devices, such as resection and retrieval devices, needles, graspers and infection control kits. The company also has strong positions in pathology services and imaging technologies. This acquisition will enhance the position of Boston Scientific as a leader in the field of GI Endoscopy, committed to innovation and improving outcomes for patients.

COMMUNICATIONS GUIDANCE

It is important to understand that this acquisition is subject to the satisfaction of customary closing conditions, including applicable regulatory approvals. Therefore, until the acquisition is completed, our businesses will remain separate and independent. Foremost, both Boston Scientific and EndoChoice must remain focused on delivering respective business commitments and serving the needs of customers and patients. A cross functional team led by Michael Ryan for Boston Scientific and Andy Lyness for EndoChoice, with representation from other Boston Scientific and EndoChoice employees, will be put in place to plan for the integration and guide the businesses through pre-closing and transition processes.

The integration team will facilitate communications, and no direct contact with Boston Scientific/EndoChoice employees related to the planned acquisition should be made outside of integration team efforts. In the meantime, unless specifically authorized by Boston Scientific or EndoChoice, respectively, employees should not engage in any verbal or written discussions with the other company’s employees, customers or other third parties about this acquisition, including any comments or speculation about how the combined businesses would be managed or operated. Please review the key messages and frequently asked questions below:

KEY TALKING POINTS

•	On September 27, 2016, Boston Scientific and EndoChoice Holdings, Inc. entered into a definitive agreement under which Boston Scientific will acquire EndoChoice for $8.00 per share, a total expected equity value of approximately $210 million.

•	EndoChoice is a medical device company focused on development and commercialization of devices, infection control products and pathology services for specialists treating a wide range of gastrointestinal conditions.

•	Upon completion of the transaction, EndoChoice businesses will become part of the existing Boston Scientific endoscopy division. Our organizations will work together to provide a wide range of solutions for less invasive endoscopy technologies, anatomic pathology services, infection control and scope repair services.

•	Bringing together the global talent, expertise and complementary product offerings of both companies will help us advance patient care and value for customers across the globe. We are also committed to strengthening our leadership in the Ambulatory Surgery Center (ASC) space by broadening our offering to include pathology, infection control, and scope repair services for this customer segment.
¡	We are excited about the addition of the EndoChoice portfolio of single use devices that complement our current offerings including retrieval devices, resection devices, needles, graspers and disposable valves.
¡	We are also very enthusiastic to add pathology to our portfolio of services. This is a significant growth area for the Boston Scientific ASC customer base, with potential to expand this offering to additional customers over time. EndoChoice offers a unique pathology lab specifically focused on GI pathology with GI-trained pathologists and histotechnicians on staff to provide rapid, high quality diagnostic services for gastroenterologists and their patients.
¡	The infection control portfolio enhances the safety of GI procedures for patients and healthcare providers and helps our customers achieve compliance with multiple infection control guidelines, notably CMS and SGNA guidelines.
¡	Boston Scientific recognizes that the Fuse® colonoscope is a unique innovation in the field of GI, as it is the only colonoscope that provides a 330 degree panoramic field of view during colonoscopy. It also requires a unique set of supporting commercial and technical capabilities. Boston Scientific will carefully evaluate strategic options for the Fuse product. We plan to provide an update at or around the time of closing of the transaction.

•	There are still several important steps that need to take place before the acquisition is complete (including regulatory reviews and EndoChoice shareholder tenders). The completion is subject to customary closing conditions, and the estimated time to close is approximately two to three months. So here’s what you can expect over the coming weeks:
¡	Business as usual. Your day-to-day activities will continue as normal – we have doctors, nurses, patients, and their caregivers counting on us to keep delivering our products and service.
¡	Over the next six to eight weeks, we will be working to complete some of the important legal and financial steps that are required of public companies to complete these types of transactions.
¡	Boston Scientific and EndoChoice will be working closely to put together detailed transition plans.

FREQUENTLY ASKED QUESTIONS

Q: Can you tell me about Boston Scientific?

Boston Scientific is a global medical technology leader for more than 35 years that advances science for life by providing a broad range of high performance solutions across cardiology, endoscopy, neuromodulation, rhythm management, urology and pelvic health. The Boston Scientific endoscopy business offers a wide range of endoscopic solutions to diagnose and treat gastrointestinal diseases. Boston Scientific is committed to developing new technologies in collaboration with GI physicians to improve patient outcomes through greater procedural efficiency and less-invasive diagnostic and therapeutic options.

Q: What products will Boston Scientific acquire from EndoChoice upon closing?

Boston Scientific will acquire the entire portfolio of EndoChoice products.

Q: Will the EndoChoice name be maintained, and if yes, for how long?

The EndoChoice name will be maintained for a defined period of time to facilitate integration activities with the goal of transitioning to a consistent Boston Scientific brand. The timing for this transition will vary by market.

Q: Will the EndoChoice product names/brands remain the same?

The cross functional integration team will evaluate our broader brand positioning as we move forward and develop a brand strategy. While it is likely that many individual products will retain their brand names, it has not yet been determined whether we will retain EndoChoice product branding for all products.

Q: What are the plans for the Fuse® technology?

Boston Scientific recognizes that the Fuse colonoscope is a unique innovation in the field of GI, as it is the only colonoscope that provides a 330 degree panoramic field of view during colonoscopy. It also requires a unique set of supporting commercial and technical capabilities. Boston Scientific will carefully evaluate strategic options for the Fuse product. We plan to provide an update at or around the time of closing of the transaction.

Q: Why is Boston Scientific diversifying into services?

ASC and hospital customers are always looking for ways to deliver consistent high quality patient care at more predictable and reasonable costs, and Boston Scientific is always looking for ways to drive category leadership within the segments the company serves. Expanding offerings beyond products enables Boston Scientific to provide customers with more comprehensive support for all their GI needs and strengthen its role as a trusted and integrated business partner.

One of the strengths of the endoscopy portfolio at Boston Scientific has been its diversification and breadth, which has enabled sustained global growth year over year. Expanding further into services increases the diversification of customer offerings and presents significant opportunity for sustained growth in the future.

Q: Where will this new company fit into the Boston Scientific structure and who will lead it?

The products and services will become part of the Boston Scientific endoscopy business. Many of the single use devices will be integrated into existing franchises in the Boston Scientific endoscopy division. During integration, we will work to determine the best structure to support and grow the pathology, scope service and infection control franchises globally.

Q: When will the deal close and what are the steps between sign and close?

It is anticipated that the deal will close during Q4 2016. The transaction, which has been approved by the boards of directors of both companies, is subject to the satisfaction of customary closing conditions, including applicable regulatory approvals. Boston Scientific will launch a tender offer for all EndoChoice outstanding shares at a cash price of $8.00 per share. Following the tender offer, if successful, all remaining shares of EndoChoice will receive the same consideration paid to stockholders who participated in the tender offer. (The Boston Scientific tender offer is a public offer or invitation to all EndoChoice stockholders to tender their stock for sale at a specified price during a specific time period, subject to a minimum number of shares accepting the offer. Separate public filings will be made, describing the offer and timetable in more detail, and interested parties should consult those documents as they become available.)

Q: Does Boston Scientific intend to keep all divisions of EndoChoice?

The Boston Scientific leadership team is currently in the process of evaluating the future size and business model of the product and service portfolio. It is anticipated that some EndoChoice divisions will likely grow in size to support the increase in sales associated with the acquisition and global market opportunity.

Boston Scientific recognizes that the Fuse colonoscope is a unique innovation in the field of GI. It also requires a unique set of supporting commercial and technical capabilities. Boston Scientific will carefully evaluate strategic options for the Fuse product. We plan to provide an update at or around the time of closing of the transaction.

Q: Will all employees of EndoChoice become employees of Boston Scientific upon closing?

Upon closing, EndoChoice will become a wholly owned subsidiary of Boston Scientific. The Boston Scientific integration and senior management team is currently evaluating the longer term organizational structure required to support the new business model. We are committed to transparent and open communication as we solidify any planned structural changes.

Q: What is the impact to the EndoChoice and Boston Scientific [endoscopy] salesforce?

Boston Scientific will evaluate the sales and channel structure needed to maintain and grow the combined businesses. EndoChoice sales professionals are encouraged to stay focused on serving customers. We will work to drive clarity for the Fuse business as we examine strategic options.

Q: Will there be any reductions in force at EndoChoice?

EndoChoice has strong talent and important capabilities across its organization. It will be important to retain key talent and capabilities to ensure the future success of the acquired EndoChoice products and services. While there will be consolidation of positions throughout the integration, please know that Boston Scientific takes these actions very seriously and all employees will be treated with sensitivity and respect.

We expect that there are likely a lot of questions and concerns around potential reductions in force associated with this acquisition. This is understandable amidst the uncertainly of any acquisition and integration. The immediate goal of this acquisition is to bring EndoChoice products and services into the Boston Scientific portfolio, and to determine the right long term approach for the innovative Fuse platform.

Over the coming weeks, the integration team will determine the appropriate future structure required to support the combined business and deliver financial growth and profit. We are committed to keeping employees informed as this analysis is completed, and we appreciate the continued focus by all employees to continue to serve EndoChoice customers and patients.

Q: If there are reductions, will severance be provided?

Any reduction in force will be done with a fair and thoughtful process. Boston Scientific maintains employee severance and transition benefits. EndoChoice service tenure will be honored for purposes of all such programs to the extent permitted.

Q: How is this acquisition being communicated with our customers?

We will work diligently with the global sales teams of both organizations to provide communications that can be shared directly with customers and key opinion leaders. Additionally, we will proactively announce this acquisition through a press release, our online websites and email channels.

Q: Will my role change, and if so when?

There are no immediate plans to change employee roles between now and the formal closing date targeted for Q4.

Q: Will my reporting relationship change?

The existing management and reporting structure will remain in place from now until close. The integration team will evaluate the future management structure required to support the merged organization.

Q: What does this mean for our existing Fuse customers?

EndoChoice and Boston Scientific remain committed to honoring all the contractual support and service expectations of customers who have invested in the Fuse technology. Boston Scientific recognizes that the Fuse colonoscope is a unique innovation in the field of GI. It also requires a unique set of supporting commercial and technical capabilities. Boston Scientific will carefully evaluate strategic options for the Fuse product, including potential divestiture. We plan to provide an update at or around the time of closing of the transaction.

Q: What are the plans for integrating EndoChoice into Boston Scientific?

A cross-functional integration team will be led by Michael Ryan and Andy Girard for Boston Scientific, and Andy Lyness and David Gill for EndoChoice. It’s important to understand that this acquisition is subject to regulatory and other customary clearance. Therefore, until the acquisition is completed, our businesses will remain separate and independent. In the short term, all operations, including ordering products for existing customers and complaint handling, will continue through EndoChoice until full integration into Boston Scientific is completed. More information on the integration team’s progress will be provided at a future date.

Q: What are the plans for the CEO of EndoChoice?

Mark Gilreath, CEO of EndoChoice, will not be remaining with Boston Scientific long-term, but is committed to the successful integration of the two companies upon closing of this transaction.

Q: Will EndoChoice product manufacturing be relocated to a Boston Scientific facility?

Over the coming weeks and months, we will evaluate what plans make the most sense for the business. Any change will be communicated well in advance.

Q: How long will the integration take?

It is anticipated that the integration activity will be completed within 12-18 months of the acquisition close, although some decisions will be implemented more quickly.

Q: Will Boston scientific honor my short term incentive, severance and other 2016 EndoChoice benefits for which I may be eligible?

Boston Scientific recognizes that there is understandably concern by employees in connection with the proposed deal. We want to reassure all employees that we will honor EndoChoice plans and programs including its 2016 annual cash incentive plan, provided employees otherwise comply with the terms and conditions of such plans.

Additional Information about the Proposed Offer and Merger and Where to Find It

The proposed transaction described above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any of the Company’s securities. The solicitation and the offer to buy the shares of EndoChoice Holdings, Inc.’s (the “Company”) common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Parent and Purchaser intend to file with the U.S. Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the proposed transaction. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the proposed transaction free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at http://investors.endochoice.com/. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/ RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE PROPOSED TRANSACTION.

Forward-Looking Statements

Statements included in this report that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on the Company’s current beliefs and expectations. These forward-looking statements include without limitation statements regarding the planned completion of the proposed transaction. The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the proposed transaction; uncertainties as to the percentage of the Company’s stockholders tendering their shares in the proposed transaction; the possibility that competing offers will be made; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including those detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Parent and Purchaser and the Solicitation/Recommendation Statement to be filed by the Company in connection with the proposed transaction.

Management believes these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and management undertakes no obligation to update publicly any of them in light of new information or future events.